Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On January 8, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”), issued the following letter to all NRG employees.
[NRG ENERGY, INC. LETTERHEAD]

Date:	January 8, 2009

To:	All Staff

From:	David Crane—President and CEO

Subject:	Exelon Exchange Offer Update and Q&A
As you know, yesterday Exelon announced that they have extended their exchange offer for NRG to February 25. This extension was not unusual and further extensions are likely based on their earlier statements.
As we’ve said before, this could be a long process, with many twists and turns along the way. We are putting forth our best effort to keep you apprised throughout. Part of that is providing you with answers to questions that many of you have, and below you will find the latest installment in that effort. As always, you can find the latest news and materials on our Exelon Information Center on the Insider.
I am proud of how strong we are as a Company and I thank you for your continued hard work and dedication.
QUESTIONS & ANSWERS
1.	What did Exelon announce?

Yesterday, Exelon announced the initial results in the first step of its unsolicited offer to exchange 0.485 of its shares for each outstanding share of NRG stock. According to Exelon, as of January 6, 45.6% of the outstanding NRG shares were tendered into Exelon’s exchange offer. Exelon also announced that it has extended the expiration date of the exchange offer to February 25, 2009.

2.	What does this announcement mean? Can Exelon now acquire NRG?

No. This announcement does NOT mean that Exelon can acquire NRG, and no shares have changed hands. Some news media and analyst reports have incorrectly stated that a

50% or higher tender assures a transaction will take place and that is not the case. The results that Exelon announced may be seen as similar to the results of a political poll, and by no means a binding commitment from stockholders. Exelon can’t buy a single share of NRG stock until all conditions are completed, among others: NRG and Exelon shareholder approval as well as federal approvals from the Department of Justice, FERC and NRC, and approval from the states of California, New York, Pennsylvania and Texas. This process is subject to a lot of potential outcomes and at a minimum, could take up to one year.

3.	What do we think of the exchange offer result?

We take into account all feedback we receive from stockholders, both directly and indirectly. Our Board’s fiduciary duty is to do what is best for NRG stockholders and the Board believes that this highly conditional offer from Exelon significantly undervalues NRG. For example, the offer does not take into account the continued success of NINA, market recovery, gas volatility, and capitalizing on extrinsic opportunities.

We do believe that many of our stockholders want to ensure that we at NRG would be truly receptive to a transaction that represented fair value for NRG shareholders. As we have said many times, NRG’s management and Board remain open to being a seller or a buyer at an appropriate value that compensates for the value and risk of the transaction. Let me also emphasize that Exelon’s offer still does not address the risk/contingent nature of the deal, including the lack of adequate financing and required regulatory approvals that prevent Exelon from acquiring NRG or accepting any meaningful number of shares for payment. In fact, the California Public Utilities Commission has rejected Exelon’s regulatory application on the grounds that the application was premature.

4.	Why has Exelon extended the deadline for its exchange offer? Is this a common practice? Could Exelon extend again?

Since Exelon could not satisfy many of the conditions to its offer, it was forced to extend it or let it expire. It is not uncommon in situations like this for companies to extend an exchange offer. Indeed, Exelon has said it may extend the deadline of its exchange offer several times.

5.	If I am an NRG stockholder, will I receive more mailings from Exelon and NRG?

This is an ongoing process and as an NRG stockholder you will continue to receive relevant materials from both companies as long as Exelon continues to pursue its exchange offer. As you know, the NRG Board has recommended that stockholders not exchange their shares into Exelon’s offer, and we continue to ask that if you support that recommendation that you please disregard Exelon’s materials. If you have already tendered your shares, you have the ability to withdraw them from the offer if you so choose.

6.	Has Exelon made any progress in its proposed plan to nominate its own slate of directors for NRG’s board?

At this point, we have only received a letter indicating Exelon’s intention to attempt to elect its own nominees to the NRG Board of Directors at our 2009 Annual Meeting of Stockholders. No further details are available at this time.

7.	What are the next steps for NRG?

NRG will continue its relentless focus to continue and build upon on our five-year track record of delivering on our business objectives—driving strong financial results off the existing business while growing core areas at value through intrinsic and extrinsic opportunities.

8.	What impact may Exelon’s announcement have on our RepoweringNRG initiatives?

The process itself will not impact our ability to move forward with our RepoweringNRG initiatives. What’s important is that we continue our highly successful day-to-day plant and commercial operations, and secondly, we must continue to execute on RepoweringNRG efforts, STP 3 and 4 and new no- and low-carbon initiatives. Continuing to make progress on those initiatives is key to our success.

9.	What should I say to partners and other stakeholders?

You should assure them that it continues to be business as usual for all of us at NRG and the entire NRG team remains as focused as ever on creating value for our stockholders through our day-to-day performance and through capitalizing on the many exciting growth opportunities open to us.

We send periodic letters to partners and stakeholders to keep them apprised of the situation. If you would like to add someone to that distribution list, please contact NRGCommunications.

10.	What can I do to help?

As we said above, the most important thing you can do is remain focused on the day-to-day demands of our business and continuing to produce solid financial results as we did in 2008. Above all, continue to work safely and ensure that those around you do so as well.

11.	What if I still have questions?

Please send any questions you may have to NRGCommunications. We will use them in upcoming communications as much as possible.
Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.

NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 28, 2008, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.

Forward-Looking Statements

This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.

The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov.